Exhibit 4.12

SERIES C PREFERRED SHARE SUBSCRIPTION AGREEMENT

among

7 DAYS GROUP LIMITED

7 Days Inn (Shenzhen) Co., Ltd.

HAPPY TRAVEL LIMITED

and

WP RE (CAYMAN) INTERNATIONAL LTD.

Dated October 1, 2008

SCHEDULES

SCHEDULE 1	INVESTORS AND THEIR PURCHASED SHARES

SCHEDULE 2	KEY EMPLOYEES

EXHIBITS

EXHIBIT A	DISCLOSURE LETTER

EXHIBIT B	RESTATED SHAREHOLDERS’ AGREEMENT

EXHIBIT C	RESTATED ARTICLES

EXHIBIT D	PRC LEGAL OPINION

EXHIBIT E	CAYMAN LEGAL OPINION

EXHIBIT F	HONG KONG LEGAL OPINION

EXHIBIT G	MANAGEMENT RIGHTS LETTER

EXHIBIT H	SIDE LETTER

EXHIBIT I	DRAG-ALONG AND CO-SALE AGREEMENT

EXHIBIT J	SECOND SUPPLEMENTAL INDENTURE AND CONSENT

THIS SERIES C PREFERRED SHARE SUBSCRIPTION AGREEMENT is made and entered into on October 1, 2008 by and among:

(1)	7 Days Group Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”);

(2)	7 Days Inn (Shenzhen) Co., Ltd., a wholly foreign owned enterprise organized under the laws of the People’s Republic of China (the “PRC Subsidiary”); and

(3)	each of the investors listed on Schedule 1 hereto (each, an “Investor” and collectively, the “Investors”).

RECITALS

(A)	WHEREAS, the Company owns one hundred percent (100%) interest in the PRC Subsidiary; and

(B)	WHEREAS, the Company desires to allot and issue to the Investors and the Investors desire to subscribe from the Company in the aggregate 21,533,387 Series C redeemable and convertible preferred shares of the Company, par value US$0.125 per share (the “Series C Shares”), on the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	DEFINITIONS.

For purposes of this Agreement the following terms shall have the following meanings:

“Action”	shall mean an action, suit, proceeding, claim, arbitration or investigation by or before a Governmental Authority or arbitrator.

“Affiliate”	shall mean, in respect of any Person, any other Person that directly or indirectly Controls, or is Controlled by, or is under common Control with, such first Person.

“Agreement”	shall mean this Series C Preferred Share Subscription Agreement.

“Applicable Law”	shall mean, with respect to any Person, all provisions of laws, statutes, ordinances, rules, regulations, judgments, injunctions, decrees, or orders of any Governmental Authority or arbitrator applicable to such Person or any of its assets or property or to which such Person or any of its assets or property is subject.

“Arbitration Notice”	shall have the meaning set forth in Section 12.1(b).

“Articles”	shall mean, prior to the adoption of the Restated Articles, the Third Amended and Restated Memorandum and Articles of Association of the Company, adopted by special resolutions on July 19, 2007, and after the adoption of the Restated Articles, the Restated Articles.

“Balance Sheet Date”	shall have the meaning set forth in Section 4.6.

“Board”	shall mean the board of directors of the Company.

“Bridge Loan”	shall mean the entrustment loan in the principal amount of RMB 50 million extended to the PRC Subsidiary pursuant to an entrustment loan agreement dated August 22, 2008 by and among the PRC Subsidiary, Yangzhou Ke Lai Si Te Infrastructure Construction Co., Ltd and Bank of Communications Co., Ltd. and a supplemental agreement dated August 22, 2008 by and between the PRC Subsidiary and Yangzhou Ke Lai Si Te Infrastructure Construction Co., Ltd.

“Business Day”	shall mean any day (excluding Saturdays, Sundays and public holidays in Hong Kong, the PRC, London and the Cayman Islands) on which banks generally are open for business in Hong Kong, the PRC, London and the Cayman Islands.

“Circular 75”	shall mean the “Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles”, which was issued by the SAFE on October 21, 2005 and took effect on November 1, 2005.

“Closing Date”	shall mean the date of the Closing.

“Closing”	shall have the meaning set forth in Section 3.1.

“Company”	shall have the meaning set forth in the Preamble.

“Constitutional Documents”	shall mean, as to a Person, such Person’s certificate of incorporation, formation or registration (including, if relevant, certificates of change of name), memorandum of association, articles of association or incorporation, charter, by-laws, trust deed, trust instrument, partnership, operating agreement, limited liability company, joint venture or shareholders’ agreement or equivalent documents, in each case as amended.

“Contracts”	shall mean, as to any Person, any contract, agreement, undertaking, indenture, note, bond, loan, lease, mortgage, or deed of trust, whether written or oral, to which such Person is a party or by which such Person or any of its assets or property is bound.

“Control”	of a Person shall mean (i) ownership of more than 50% of the voting power of such Person or (ii) the power to direct the management or policies of a person, whether through the ownership of more than 50% of the voting power of such person, through the power to appoint a majority of the members of the board of directors or similar governing body of such Person, through contractual arrangements or otherwise. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Covenantors”	shall mean the Company and the PRC Subsidiary.

“Covered Information”	Shall have the meaning set forth in Section 4.24.

“Disclosure Letter”	shall have the meaning set forth in Section 4 and is attached hereto as Exhibit A.

“Dispute”	shall have the meaning set forth in Section 12.1(a).

“Environmental Laws”	shall have the meaning set forth in Section 4.12.

“Financial Statements”	shall have the meaning set forth in Section 4.6.

“Government Official”	shall mean any officer or employee of a Governmental Authority, or of a public international organization, or any Person acting in an official capacity for or on behalf of any such Governmental Authority or public international organization.

“Governmental Authority”	shall mean any government or political subdivision thereof, whether on a federal, central, state, provincial, municipal or local level and whether executive, legislative or judicial in nature, including any agency, authority, board, bureau, commission, court, department or other instrumentality thereof, any arbitral tribunal or the governing body of any securities exchange.

“Group Companies”	shall mean the Company, the PRC Subsidiary and all other Subsidiaries of the foregoing (including their branches) and each of the Group Companies is a “Group Company”.

“Indemnifying Party”	shall have the meaning set forth in 10.1.

“Indemnified Party”	shall have the meaning set forth in 10.1.

“Intellectual Property”	shall mean all intellectual property, including, without limitation, patents, trademarks, trade names, copyrights, proprietary information and rights, service marks, domain names, mask works, trade secrets, know-how, business processes, all computer software including the codes, inventions, information, processes, formulas, applications, design, drawings, technical data, and all documentation related to any of the foregoing, whether registered or unregistered and including applications for the grant of any of the foregoing and the right to apply for any of the foregoing in any part of the world.

“Investor” and “Investors”	shall have the meaning set forth in the Preamble.

“Key Employees”	shall mean the individuals named in Schedule 2, and Key Employee means any of them.

“Knowledge”	in respect of the Group Companies and the Covenantors, shall mean the actual knowledge of each of the Key Employees.

“Lead Investor”	shall mean the Investor which is subscribing a majority of the Purchased Shares to be subscribed by all Investors.

“Leases”	shall have the meaning set forth in Section 4.11.

“Lien”	shall mean any lien, encumbrance, mortgage, pledge, hypothecation, charge (whether fixed or floating or otherwise), right of first refusal, lease, license, adverse claim, or other conflicting ownership affecting title or resulting in a charge against real or personal property, or security interest of any kind (including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell).

“Losses”	shall have the meaning set forth in Section 10.1.

“Management Rights Letter”	Shall have the meaning set forth in Section 7.12.

“Material Adverse Effect”	shall mean any change, event or effect that would reasonably be expected to be materially adverse to (i) the general affairs, business, operations, assets (including intangible assets), condition (financial or otherwise) or results of operations of the Group Companies taken as a whole, (ii) the ability of the Company to perform its material obligations under the Restated Articles or the ability of the Company and PRC Subsidiary to perform their respective material obligations under the Transaction Documents, or (iii) the validity or enforceability against the Company and the PRC Subsidiary of any of the Transaction Documents or the consummation by the Company and the PRC Subsidiary of any of the transactions contemplated therein; provided however, that in no event shall any of the following arising after the date hereof be deemed, either alone or in combination, to constitute, nor shall any of the following arising after the date hereof be taken into account in determining whether there has been, a Material Adverse Effect: (i) any change, event or effect that results from changes in general economic, social, or political conditions, or as a result of war or an act of terrorism, (ii) any change, event or effect that results from any change in interest rates, in capital markets, in Applicable Laws, in US GAAP, or in the industries or markets in which the Group Companies operate, (iii) any change, event or effect that results from the entry into or announcement of this Agreement and/or the consummation of the transactions contemplated hereby, or (iv) any change, event or effect that results from any action taken or omitted pursuant to or in accordance with this Agreement, or any action taken or omitted at the request of or with the consent of the Lead Investor.

“Material Contract”	shall have the meaning set forth in Section 4.7.

“Offshore Account Designees”	shall mean set forth in Section 3.4.

“Offshore Reserve Account”	shall mean set forth in Section 3.4.

“Ordinary Shares”	shall mean the Company’s ordinary shares, par value US$0.125 per share.

“Permitted Lien”	shall mean (i) Liens for Taxes and other governmental charges and assessments that are not yet due and payable, that may be paid without penalty or material interest, or that are being contested by appropriate proceedings in good faith, (ii) Liens of landlords, lessors, carriers, warehousemen, employees, mechanics and materialmen and other like Liens incurred in the ordinary course of business, (iii) Liens that are not material to the Group Companies or do not materially detract from the value of or materially adversely affect the existing use of the property affected by such Liens, (iv) Liens identified in any official title or ownership documents or other similar diligence materials made available to the Investors, (v) all easements, leases, subleases, licenses and occupancy and/or use agreements affecting any real or personal property (or any portion thereof) and Liens on the underlying real property in respect of real property leased by a Group Company, (vi) Liens disclosed in the Disclosure Letter, and (vii) laws, ordinances or governmental regulations, including zoning entitlement and other land use and environmental regulations by any Governmental Authority, land use restrictions, and other real property restrictions arising under applicable Law, as well as the right of any Governmental Authority or public utilities providers under the land grant contracts relating to the real properties owned or leased by the Group Companies.

“Person”	shall be construed as broadly as possible and shall include an individual, a partnership (including a limited liability partnership), a company, an association, a joint stock company, a limited liability company, a trust, a joint venture (including a sino-foreign equity joint venture), an unincorporated organization and a Governmental Authority.

“Plan”	shall mean the Company’s 2007 Employee Share Incentive Plan.

“PRC”	shall mean the People’s Republic of China, excluding Hong Kong, Macau, and Taiwan.

“PRC Subsidiary”	shall have the meaning set forth in the Preamble.

“Preferred Shares”	shall mean the Series A Shares, Series B Shares and Series C Shares.

“Principal Tribunal”	shall have the meaning set forth in Section 12.1(h)(1).

“Purchased Shares”	shall have the meaning set forth in Section 2.2.

“Qualified Public Offering”	shall have the meaning as defined in the Articles.

“Registered IP”	shall have the meaning set forth in Section 4.13(c).

“Related Party”	shall have the meaning set forth in Section 4.18.

“Relative”	of a natural person shall mean the spouse of such person and any parent, grandparent, child, grandchild, sibling, uncle, aunt, nephew, niece or great-grandparent of such person or spouse.

“RMB”	means renminbi, the lawful money of the PRC.

“Regulation S”	shall have the meaning set forth in Section 4.23.

“Restated Articles”	shall mean the Fourth Amended and Restated Memorandum and Articles of Association of the Company, substantially in the form attached hereto as Exhibit C, to be adopted by the shareholders of the Company prior to the Closing.

“Restated Shareholders’ Agreement”	shall mean the Amended and Restated Shareholders’ Agreement, substantially in the form attached hereto as Exhibit B, to be entered into by the parties thereto at the Closing.

“SAFE”	shall mean the State Administration of Foreign Exchange of the PRC or its provincial counterpart, as applicable.

“Securities Act”	shall mean the United States Securities Act of 1933, as amended.

“Series A Shares”	shall have the meaning set forth in Section 4.2(a).

“Series B Shares”	shall have the meaning set forth in Section 4.2(a).

“Series C Shares”	shall have the meaning set forth in the Recital.

“Shareholders’ Agreement”	shall mean, prior to the entry of the Restated Shareholders’ Agreement by the parties thereto, the Shareholders’ Agreement dated November 7, 2006 by and among the Company, the PRC Subsidiary and certain other parties thereto, as amended by the Amendment to Shareholders’ Agreement dated May 22, 2007 by and among the Company, the PRC Subsidiary and certain other parties thereto, and after the entry of the Restated Shareholders’ Agreement by the parties thereto, the Restated Shareholders’ Agreement.

“Subscription Price”	shall have the meaning set forth in Section 2.2.

“Subsidiary”	shall mean, with respect to any specified Person, any corporation or other business entity in which such Person, directly or indirectly, has Control.

“Tax”	shall mean any federal, central, state, provincial, local or municipal income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, or estimated, tax, levy, duty or any other form of taxation of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and any expenses incurred in connection with the determination, settlement or litigation of any Tax liability.

“Transaction Documents”	shall mean this Agreement and the Shareholders’ Agreement.

“Transaction Expenses”	shall have the meaning set forth in Section 11.8.

“US GAAP”	shall mean the generally accepted accounting principles in the United States.

“Warrants”	shall have the meaning set forth in the Warrant Agreement, dated as of September 10, 2007, by and between the Company and DB Trustees (Hong Kong) Limited.

2.	AGREEMENT TO SUBSCRIBE FOR AND ALLOT SHARES.

2.1.	Authorization. As of the Closing, the Board will have authorized the allotment and issuance, pursuant to the terms and conditions of this Agreement, of 21,533,387 Series C Shares of the Company having the rights, preferences, privileges and restrictions as set forth in the Restated Articles.

2.2.	Agreement to Subscribe for and Allot Series C Shares. Subject to the terms and conditions hereof, the Company hereby agrees to allot and issue to each Investor, and each Investor hereby agrees to subscribe from the Company, at the Closing, that number of Series C Shares set forth opposite its name on Schedule 1 for the subscription price set forth opposite its name on Schedule 1 (the “Subscription Price”) at a per share price of US$$3.018568. The Series C Shares to be subscribed pursuant to this Agreement will be collectively hereinafter referred to as the “Purchased Shares”. The Subscription Price, in the case of the Lead Investor, after any deducting of Transactions Expenses that are reimbursable by the Company under Section 11.8, shall be paid by wire transfer of immediately available US funds to a designated account of the Company, provided that wire transfer instructions are delivered to the Investors at least one (1) Business Day prior to the Closing Date.

3.	CLOSING; DELIVERY.

3.1.	Closing. Subject to the terms and conditions hereof, the consummation of the purchase and sale of the Purchased Shares (the “Closing”) pursuant to Section 2.2 shall take place remotely via the exchange of documents and signatures as soon as practicable and in any case no later than three (3) Business Days after all the conditions set forth in Section 7 and Section 8 have been satisfied or waived by the Lead Investor or the Company, respectively, except for those to be satisfied at the Closing, as the case may be, or at such time and place as the Company and Lead Investor shall mutually agree upon, orally or in writing.

3.2.

Delivery. In the event that all of the conditions set forth in Section 7 and Section 8 (except for those to be satisfied at the Closing, including payment of the Subscription Price) have been either fulfilled or waived, at the Closing each Investor shall remit to the Company its Subscription Price as set forth on Schedule 1 in full in immediately available U.S. funds by telegraphic transfer, to the Offshore Reserve Account, and the Company shall (a) issue a share certificate representing the Purchased Shares subscribed by such Investor, (b) enter such Investor in its Register of Members as a holder of its Purchased Shares, free and clear of any Lien (other than Liens set forth in the Restated Articles and Restated Shareholders’ Agreement and other than restrictions arising under applicable securities laws), evidencing such Investor’s Purchased Shares as having been issued and credited as fully paid, (c) deliver to such Investor a certified copy of the Register of Members reflecting the issuance of the Purchased Shares, and (d) deliver to such Investor all other items required at Closing under Section 7, and the parties shall deliver to each other the other instruments and documents that are required to be delivered at the Closing.

3.3.	Fulfillment of Closing Conditions. The Covenantors shall use their commercially reasonable efforts to fulfill all conditions contained in Section 7 of this Agreement, and each Investor shall use its commercially reasonable efforts to fulfill all conditions contained in Section 8 of this Agreement.

3.4.	Offshore Reserve Account. The bank account of the Company in which the U.S. dollar denominated Purchase Price will be deposited at the Closing (the “Offshore Reserve Account”) shall be the Company’s U.S. dollar account maintained at Shanghai Pudong Development Bank or such other account as agreed to by the Investors and the Company. The Investors and the Company shall procure that (A) each of a representative of the Major Series A Shareholder (as defined in the Restated Shareholders Agreement), the Major Series C Shareholder (as defined in the Restated Shareholders Agreement) and the Major Founder (as defined in the Restated Shareholders Agreement) will be named as a signatory (each, an “Offshore Account Designee”) under the Offshore Reserve Account and (B) any withdrawal, disbursement or payment from the Offshore Reserve Account will require the signatures of at least two (2) of the three (3) Offshore Account Designees.

4.	REPRESENTATIONS AND WARRANTIES OF THE COVENANTORS.

The Covenantors, jointly and severally, hereby represent and warrant to the Investors, except as set forth in the Disclosure Letter (the “Disclosure Letter”) attached to this Agreement as Exhibit A and indicated below, as of the date hereof, as set forth in this Section 4:

4.1.	Organization, Standing and Qualification. Each Group Company is duly organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under, and by virtue of, the laws of the place of its incorporation or establishment and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted, and to perform each of its obligations hereunder, under the Restated Articles, and under the other Transaction Documents and under any agreement contemplated hereunder or thereunder to which it is a party. Each Group Company is qualified to do business in each jurisdiction where failure to be so qualified would, individually or in the aggregate, have a Material Adverse Effect.

4.2.	Capitalization.

(a)

Share Capital. Immediately prior to the Closing, the authorized share capital of the Company will consist of the following: (i) a total of 150,000,000 authorized Ordinary Shares, of which 60,000,000 Ordinary Shares will be issued and outstanding, (ii) 16,000,000 authorized Series A redeemable and convertible preferred shares of the Company, par value US$0.125 per share (“Series A Shares”), of which 15,724,432 Series A Shares will be issued and outstanding, (iii) 8,000,000 authorized Series B redeemable and convertible preferred shares of the Company, par value US$0.125 per share (“Series B Shares”), of which 7,862,216 Series B Shares will be issued and outstanding and (iv) 21,533,387 authorized Series C Shares, none of which will be issued and outstanding.

(b)	Options, Warrants, Reserved Shares. The Company has reserved 21,533,387 Ordinary Shares for issuance upon the conversion of the Series C Shares. Except for (i) the conversion privileges of the Preferred Shares (including the Purchased Shares), (ii) as provided in the Shareholders’ Agreement and the Articles, (iii) 6,497,727 Ordinary Shares reserved for issuance pursuant to the Plan and (iv) the Warrants, there are no options, warrants, conversion privileges or other rights, or agreements with respect to the issuance thereof, presently outstanding to subscribe for any shares of or other equity interest in the Company or other Group Companies. Except pursuant to the Shareholders’ Agreement and the Articles and Applicable Law, no shares (including the Purchased Shares) of the outstanding share capital of the Company or other Group Companies, or shares issuable upon exercise or exchange of any outstanding options or other shares issuable by the Company or other Group Companies, are subject to any preemptive rights, rights of first refusal or other rights to subscribe to such shares (whether in favor of the Company, any other Group Company or any other Person). Other than the Shareholders’ Agreement and the Articles, there are no other agreements between or among the shareholders of any Group Company with respect to the outstanding shares of the Company or equity interest in any other Group Company.

(c)	Lien on Equity Interest. Other than as disclosed in Section 4.2(c) of the Disclosure Letter and other than pursuant to Applicable Law, none of the outstanding equity interest in any Group Company is subject to any Lien. None of the Group Companies is a party to or bound by any option, agreement or arrangement to allot or issue or sell or create any Lien on any of its registered capital or other equity interest or any other security convertible into any such registered capital or other equity interest.

4.3.	Subsidiaries. Except for the Company’s ownership of the PRC Subsidiary and as disclosed in Section 4.3 of the Disclosure Letter, no Group Company presently owns or controls, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association or other entity. The particulars of each Group Company set forth in Section 4.3 of the Disclosure Letter are true and correct as of the date hereof.

4.4.

Authorization. All corporate action on the part of each Covenantor and, as applicable, its respective officers, directors and shareholders necessary for (i) the authorization, execution and delivery of, and the performance of all obligations of such Covenantor under this Agreement, the Restated Articles, each other Transaction Document and the Management Rights Letter to which such Covenantor is a party, and (ii) the authorization, issuance, reservation for issuance and delivery by the Company of all of the Purchased Shares being sold under this Agreement at the Closing and of the Ordinary Shares issuable upon conversion of such Purchased Shares has been taken or will be taken prior to the Closing. Each of the Transaction Documents and the Management Rights Letter is a valid and binding obligation of each Covenantor a party thereto, enforceable against such Covenantor in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally and to general equitable principles.

4.5.	Valid Issuance of Purchased Shares and Ordinary Shares.

(a)	The Purchased Shares, when issued, sold and delivered in accordance with the terms of this Agreement and following receipt of the Subscription Price in full, will be duly and validly authorized and issued, credited as fully paid and non-assessable.

(b)	The Ordinary Shares when issued upon conversion of the Purchased Shares in accordance with the Restated Articles will be duly and validly authorized and issued, credited as fully paid and non-assessable.

(c)	The outstanding Ordinary Shares, Series A Shares and Series B Shares are duly and validly authorized and issued, credited as fully paid and non-assessable, have been issued in accordance with all Applicable Laws, the Articles and any relevant securities laws or pursuant to valid exemptions therefrom.

4.6.	Financial Statements.

(a)	Section 4.6 of the Disclosure Letter sets forth (i) the audited consolidated income statement and statement of cash flows of the Group Companies for each year in the two-year period ended December 31, 2007, (ii) the audited consolidated balance sheet of the Group Companies as of the end of each year in the two-year period ended December 31, 2007 (the “Balance Sheet Date”) and (iii) the unaudited consolidated income statement and statement of cash flows and balance sheet of the Group Companies for the six-month period ended and as of June 30, 2008 (collectively, the financial statements referred to above, the “Financial Statements”). The Financial Statements are derived from and are in conformity with the books and records of the Group Companies in all material respects and present fairly, in all material respects, the financial condition and results of operations of the Group Companies as of their respective dates or periods in accordance with U.S. GAAP on a consistent basis, except, in the case of unaudited financial statements, for the absence of notes and subject to year-end audit adjustments.

(b)	Except as disclosed in the Financial Statements and in the Disclosure Letter and except for liabilities and obligations incurred in the ordinary course of business, the Group Companies, taken as a whole, do not have any material liability or obligation, absolute or contingent, of the type required to be disclosed on a balance sheet in accordance with U.S. GAAP.

4.7.	Material Contracts and Obligations.

(a)	Each Material Contract is listed in Section 4.7 of the Disclosure Letter and has been made available for inspection by the Investors and their counsel. A “Material Contract” shall mean a currently effective (other than as noted below) Contract to which a Group Company is a party or by which it is bound and (i) which is reasonably likely to result in consideration to the Group Companies, or impose liability or contingent liability on the Group Companies, in excess of US$800,000 per annum under such Contract, (ii) which contains exclusivity, non-competition, or similar clauses that impair, restrict or impose conditions on any Group Company’s right to offer or sell products or services in specified areas, during specified periods, or otherwise, (iii) the termination of which would be reasonably likely to have a Material Adverse Effect, (iv) which involves issuance or transfer of securities of a Group Company other than one that is directly or indirectly wholly owned by the Company after such issuance, (v) which relates to a bank loan or other indebtedness for borrowed money incurred by or on behalf of or guarantee granted by the Group Companies (other than guarantees of another Group Company) in a total amount in excess of US$800,000 or limiting the amount of indebtedness for borrowed money of the Group Companies, (vi) which is a joint venture, shareholders’ or partnership agreement or similar arrangement, (vii) which is a franchising, licensing or management agreement covering at least three (3) hotels, (viii) which involves the purchase, sale or exclusive license by or to a Group Company of Intellectual Property that is material to the Group Companies taken as a whole (in any case, excluding “off-the-shelf” and other commercially available software), or (ix) which involves the purchase or sale by a Group Company of assets (other than inventory and other assets purchased or sold in the ordinary course of business) that are material to the Group Companies taken as a whole, or which subjects such assets to a Lien (other than Permitted Lien and other than a purchase money lien) in the past two years.

(b)	Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, none of the Group Companies is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any Material Contract to which it is a party and, to the Knowledge of the Covenantors, none of the other parties thereto is in such default, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. No party to a Material Contract has indicated to the Group Companies in writing any intention to terminate such Material Contract prior to the expiration of its term.

4.8.	Compliance with Laws; Consents and Permits. Except for those the failure of which to obtain or maintain would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, each of the Group Companies has obtained and has maintained in good standing all licenses, permits, consents and authorizations required to be obtained by them under all Applicable Laws necessary for the operation of their business, and all such licenses, permits, consents and authorizations are in full force and effect, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. To the Knowledge of the Covenantors, the Group Companies are in compliance with all Applicable Laws, except the failure of which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

4.9.	No Violation or Conflict; No Default. Except as set forth on Schedule 4.9 of the Disclosure Schedule, neither the execution, delivery or performance of this Agreement or the other Transaction Documents by the Group Companies, nor the compliance with their respective obligations hereunder or thereunder or under the Restated Articles, nor the consummation of the transaction contemplated by this Agreement, the other Transaction Documents or the Restated Articles, nor the sale, issuance, or delivery of the Purchased Shares or Ordinary Shares issued or issuable upon the conversion of Purchased Shares will (A) violate, be in conflict with, breach, constitute, with or without the passage of time or the giving of notice or both, a default under, or require the consent, approval or authorization of any Person under (i) any Applicable Laws in any material respect, (ii) any Material Contract in any material respect or (iii) the Constitutional Documents of any Group Company, or (B) require the consent, approval or authorization of any Person under (i) any Applicable Law, (ii) any Material Contract or (iii) the Constitutional Documents of any Group Company. It is acknowledged that the materiality qualification in this Section 4.9 shall not affect the representations and warranties in Sections 4.4 and 4.5.

4.10.	Properties and Assets.

(a)	Except as would not reasonably be expected to have a Material Adverse Effect, (i) each of the Group Companies has good and marketable title to all real property and personal property owned by it, in each case free and clear of any Liens (except Permitted Liens) and (ii) for the real and personal property not owned by any of the Group Companies but currently being used by the Group Companies in their business operations, each of such Group Companies has a valid right to use or leaseholder interest in such real and personal property being leased by it and in each case free and clear of all Liens (except Permitted Liens).

(b)

Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) no default (or event which with notice or lapse of time, or both, would constitute a default) by any of the

Group Companies has occurred and is continuing under any lease of real property, (ii) there are no grounds for rescission, avoidance or repudiation of any of such leases, and (iii) no notice of termination or of intention to terminate has been received in respect of any thereof.

(c)	None of the Group Companies has received any written notice within the past year of any claim of any nature that has been asserted by anyone adverse to the rights of a Group Company under any lease of real property, which claim concerns the continued possession of such real property by such Group Company, with such exceptions as are not material and do not materially interfere with the uses made or proposed to be made by such real property by the Group Companies.

(d)	The properties and other material assets presently owned, leased or licensed by the Group Companies are in good operating condition in all material respects (other than normal wear and tear) and have been maintained in accordance with good business practice and are adequate for the uses to which they are being put by the Group Companies in all material respects.

(e)	Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, to the Knowledge of the Covenantors, there are no facts or conditions affecting any of the properties currently occupied or used by the Group Companies which would reasonably be expected to, individually or in the aggregate, interfere with the occupancy or use thereof as currently occupied or used.

(f)	The use, development, construction and operation of real properties by the Group Companies has been during the past two years and is in compliance with the applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules or timetables imposed or required by any Governmental Authority, Applicable Law, or the applicable land grant contract or leases in relation to such properties, except as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

4.11.	Leases.

(a)	Section 4.11 of the Disclosure Letter sets out a summary of the material tenancy agreements or leases (the “Leases”) entered into by the Group Companies, which cover all of the material land or premises rented, occupied or used but not owned by the Group Companies, and the information set out on the list, including those regarding the description, location, gross rent and rental period, is true and accurate in all material respects.

(b)

The terms and conditions contained in the Leases have been complied with in all material respects and the Leases remain valid and in full force except as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect. The Leases contain no right for the lessor or landlord to terminate the Leases prior to the expiry of its terms other than for non-payment of rent, breach of the terms of such Leases or for force majeure reasons (including acts or decisions by Governmental Authority).

(c)	To the Knowledge of the Covenantors, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, all necessary consents for the grant of the Leases have been obtained and remain in full force and effect and the relevant Group Company as the lessee has satisfactory evidence of the lessor’s title or the landlord’s approval to grant such lease or tenancy agreement.

(d)	To the Knowledge of the Covenantors, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, all registration or filing requirements have been complied with under the relevant regulations with respect to the Leases and the appropriate authorities have issued or granted the relevant registration or filing certificates.

4.12.	Environmental Matters. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Group Companies (i) are in compliance with Applicable Laws relating to the protection of the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their business, (iii) have not received written notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and (iv) have no Knowledge of any facts which would give rise to any claim of violation of Environmental Laws emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use.

4.13.	Intellectual Property.

(a)	Except the failure of which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Group Companies own all Intellectual Property required or used in their business as currently conducted, or possesses adequate licenses or other rights to use all Intellectual Property required or used in their business as currently conducted. To the Knowledge of the Covenantors, none of the Group Companies is infringing on or conflicting with any rights of others with respect to the use of Intellectual Property, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The Group Companies have taken all steps commercially reasonable to perfect or protect their material Intellectual Property. To the Knowledge of the Covenantors, no third party is infringing upon or has misappropriated any material Intellectual Property of any Group Company.

(b)	To the Knowledge of the Covenantors, no claims or notices of any potential claim have been asserted in writing against a Group Company by any Person challenging the use of the Intellectual Property by any of the Group Companies or questioning the validity or effectiveness of the Intellectual Property or any license or agreement related thereto.

(c)	Section 4.13(c) of the Disclosure Letter sets forth a complete list of the Registered IP owned by or licensed to any of the Group Companies. “Registered IP” means Intellectual Property that is registered, filed, or issued under the authority of any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, all Registered IP owned by the Group Companies is valid and enforceable and has been obtained in compliance with requirements under Applicable Law.

4.14.	Litigation. There is no Action pending (or, to the Knowledge of the Covenantors, currently threatened) against any of the Group Companies or, to the Knowledge of the Covenantors, against any officer, director or employee of any Group Company in connection with such officer’s, director’s or employee’s relationship with, or actions taken on behalf of, such Group Company, that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. None of the Group Companies is a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any Governmental Authority that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

4.15.	Registration Rights. Except as provided in the Shareholders’ Agreement and the Section 4.15 of the Disclosure Letter, neither the Company nor any other Group Company has granted or agreed to grant any Person any registration rights (including piggyback registration rights) with respect to, nor is the Company obligated to list, any of the Company’s shares on any securities exchange. Except as contemplated under this Agreement and the Shareholders’ Agreement, there are no voting or similar agreements that relate to the Company’s securities.

4.16.

Absence of Changes. Except as set forth in Section 4.16 of the Disclosure Letter and other than those transactions and matters contemplated or implemented in accordance with the Transaction Documents, none of the Group Companies has, since the Balance Sheet Date, (a) entered into, assumed or materially amended any Material Contract, (b) incurred, assumed or acquired any material liability (including contingent liability) or other obligation, (c) acquired or disposed of, or agreed to acquire or dispose of, any business or any other asset material to the Group Companies taken as a whole, (d) cancelled, waived, released or discounted in whole or in part any material debts or claims, (e) declared, paid or made any dividend or distribution of any kind on any shares, or (f) entered into a letter of intent or memorandum of understanding (or announced an intention to do so) relating to any matters identified in clauses (a) through (e) above. Since the Balance Sheet Date, there has not been any event or condition of any type that has had or would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

4.17.	Tax Matters. All material Tax returns required to be filed by each of the Group Companies have been filed, and all such returns are true, complete and correct in all material respects. All material Taxes that are due from each of the Group Companies have been paid in accordance with applicable requirements of relevant Governmental Authorities, other than those (i) currently payable without penalty or interest or (ii) being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with US GAAP and/or Applicable Laws. To the Knowledge of the Covenantors, there are no proposed material Tax assessments in writing against any of the Group Companies. None of the Group Companies is or has at any time been in violation of any Applicable Law regarding Tax that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

4.18.	Interested Party Transactions. Except for the Bridge Loan and as otherwise disclosed in Section 4.18 of the Disclosure Letter, no material transactions exist, directly or indirectly, between or among any Group Company, on the one hand, and any former or current director, officer or shareholder of any Group Company, or any of their Relatives or any “affiliate” or “associate” (as those terms are defined in Rule 405 promulgated under the Securities Act) of any of them or their Relatives (a “Related Party”), on the other hand, other than directly or indirectly wholly-owned Affiliates of the Company. For purpose of this subsection, a transaction that involves payments or value in a total amount exceeding US$100,000 shall be deemed to be material.

4.19.	Employee Matters.

(a)	None of the Group Companies is bound by or subject to (and none of its material assets or properties is bound by or subject to) any binding contract, commitment or arrangement with any labor union, and no labor union has requested or, to the Knowledge of the Covenantors, has sought to represent any of the employees, representatives or agents of the Group Companies. There is no strike or other labor dispute involving any of the Group Companies pending or, to the Knowledge of the Covenantors, threatened, which would reasonably be expected to have a Material Adverse Effect. There is no employment related grievance, investigation, or unfair labor practice claim, pending or, to the Knowledge of the Covenantors, threatened against any of the Group Companies that, individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect.

(b)	Each Group Company has during the past two years complied in all material respects with all applicable laws regarding employees, employee benefits and labor matters, including making or accruing sufficient social security contributions.

(c)	Except as otherwise disclosed in Section 4.19(c) of the Disclosure Letter and other than those required or arising under Applicable Law, the Company is not a party to nor bound by any currently effective deferred compensation agreement, bonus plan, incentive plan, profit sharing plan, retirement agreement or other employee compensation agreement.

(d)	To the Knowledge of the Covenantors, none of the Key Employees intends to terminate his or her employment with the Group Companies, nor does any Group Company have a present intention to terminate the employment of any of such Key Employees.

4.20.	Insurance. Each of the Group Companies maintains public liability insurance and property insurance and other insurance as reasonably prudent under commercially reasonable practices in its industry or pursuant to Applicable Laws. Such insurance policies are placed with insurers that the Group Companies reasonably consider financially sound and reputable. A summary of all insurance policies maintained by the Group Companies is set forth in Section 4.20 of the Disclosure Letter. Such insurance policies are in full force and effect. Each of the Group Companies is in compliance with the terms of such policies in all material respects, and there are no material claims by any of the Group Companies under any such policy as to which any insurance company is denying liability or defending under a reservation of rights clause. None of the Group Companies has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that, individually or in the aggregate, does not, and would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

4.21.	Ethical Business Practice. None of the Group Companies or, to the Knowledge of the Covenantors, any director, officer, agent, employee, representative or any other Person associated with or acting for or on behalf of the Group Companies, has offered, paid, promised to pay, or authorized the payment of any money, or offered, given a promise to give, or authorized the giving of anything of value, to any Government Official, political party or official thereof or to any candidate for political office (or to any Person where such Group Company, director, officer, agent, employee, representative or other Person knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, political party, party official, or candidate for political office) in connection with the formation, operation business or affairs of the Group Companies for the purposes of:

(a)	(x) influencing any act or decision of such Government Official, political party, party official, or candidate in his or its official capacity, (y) inducing such Government Official, political party, party official or candidate to do or omit to do any act in violation of the lawful duty of such Government Official, political party, party official or candidate, or (z) securing any improper advantage, or

(b)	inducing such Government Official, political party, party official, or candidate to use his or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, in order to assist the Group Company in obtaining or retaining business for or with, or directing business to the Group Company.

This Section 4.21 shall not apply to: (i) any reasonable and bona fide expenditure directly related to the promotion, demonstration, or explanation of products or services or to the execution or performance of a Contract with a Government Authority or public international organization; (ii) any payment or gift that would not be prohibited by the laws and regulations of the recipient’s country; or (iii) any facilitating or expediting payment the purpose of which is to expedite or secure the performance of a routine governmental action.

4.22.	Winding up; Dissolution. None of the Group Companies has taken any action nor, to the Knowledge of the Covenantors, have any steps been taken by any third party or legal, legislative or administrative proceedings been started or threatened, to (i) wind up, dissolve, make dormant, or eliminate any of the Group Companies or (ii) to withdraw, revoke or cancel any material approvals to conduct the business of any of the Group Companies, if applicable.

4.23.	Offshore Transaction. Subject to the representations in Section 5 being true, neither the Company nor any of its Affiliates nor any Person acting on behalf of the Company or any of its Affiliates has engaged or will engage in “directed selling efforts” (as such term is defined in Rule 902 of Regulation S promulgated under the Securities Act (“Regulation S”)) with respect to the sale of the Purchased Shares and the Company has complied and will comply with the offering restrictions of Regulation S.

4.24.	Disclosure. To the Knowledge of the Covenantors, all information provided by or on behalf of the Company to the Investors regarding the Group Companies and the transactions contemplated under the Transaction Documents (including the Disclosure Letter but in any case excluding (i) the draft Registration Statement of the Company on Form F-1, (ii) any information not in writing, (iii) any information superseded by other information provided by or on behalf of the Company and (iv) any estimate, projection, budget, business plan, or other prospective or forward-looking statements) (collectively, the “Covered Information”), are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading as of the date hereof, except where the failure would not cause a Material Adverse Effect.

5.	REPRESENTATIONS AND WARRANTIES OF THE INVESTORS.

Each Investor represents and warrants, severally and not jointly, to the Company as of the date hereof as follows:

5.1.	Authorization. The Investor is duly organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under, and by virtue of, the laws of the place of its incorporation or establishment. The Investor has all requisite power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, and to perform its obligations hereunder and thereunder. All action on the part of the Investor (and, as applicable, its officers, directors and shareholders) necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents to which it is a party, and the performance of all obligations of such Investor hereunder and thereunder, has been taken or will be taken prior to the Closing. This Agreement has been duly authorized, executed and delivered by the Investor. This Agreement and the other Transaction Documents to which it is a party, when executed and delivered by the Investor, will constitute valid and legally binding obligations of the Investor, enforceable against the Investor, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally and to general equitable principles.

5.2.	Status of Investor. The Investor can bear the economic risk of its investment in the Company and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Purchased Shares. Furthermore, the Investor is (i) an “accredited investor” within the meaning of Rule 501(a) under Regulation D of the Securities Act and/or (ii) not a “U.S. person” as defined in Rule 902 of Regulation S of the Securities Act and that any transfer or resale of the Purchased Shares and the Ordinary Shares issuable upon conversion thereof will be in accordance with the provisions of Regulation S or an available exemption therefrom. If the Investor is not a “U.S. person” (as defined in Rule 902 of Regulation S of the Securities Act), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with the issuance of the Purchased Shares and the Ordinary Shares issuable upon conversion thereof or any use of this Agreement, including (i) the legal exchange requirements within its jurisdiction for the purchase of the Purchased Shares and the Ordinary Shares issuable upon conversion thereof, (ii) any foreign consents that may need to be obtained, and (iii) the tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Purchased Shares and the Ordinary Shares issuable upon conversion thereof. The Investor’s subscription and payment for, and continued beneficial ownership of, the Purchased Shares and the Ordinary Shares issuable upon conversion thereof will not violate any Applicable Laws (including applicable securities laws) of the Investor’s jurisdiction.

5.3.	Purchase for Own Account. The Purchased Shares and Ordinary Shares issuable upon conversion of Purchased Shares will be acquired for the Investor’s own account, not as a nominee or agent, and not with a view to or in connection with the sale or distribution of any part thereof.

5.4.	Exempt from Registration; Restricted Securities. The Investor understands that the Purchased Shares and the Ordinary Shares issuable upon conversion of the Purchased Shares will not, when issued, be registered under the Securities Act or registered or listed publicly pursuant to any other applicable securities laws and regulations, on the ground that the sale provided for in this Agreement is exempt from registration under the Securities Act or the registration or listing requirements of any other applicable securities laws and regulations, and that the reliance of the Company on such exemption is predicated in part on the Investor’s’ representations set forth in this Agreement. The Investor understands that the Purchased Shares and the Ordinary Shares issuable upon conversion of Purchased Shares are restricted securities within the meaning of Rule 144 under the Securities Act and that the Purchased Shares and Ordinary Shares issuable upon conversion of Purchased Shares are not registered or listed publicly and must be held indefinitely unless they are subsequently registered or listed publicly or an exemption from such registration or listing is available. The Investor understands that the certificates evidencing the Purchased Shares and the Ordinary Shares issuable upon conversion of the Purchased Shares may bear a legend with respect to the foregoing.

5.5.	No Bankruptcy. No bankruptcy order has been made or petition presented to the Investor nor has any bankruptcy order been made or petition presented for the appointment of an official receiver in respect of the Investor and no distress, execution or other process has been levied on any material asset of the Investor.

5.6.	Sufficient Funds. On the Closing Date, the Investor will have sufficient immediately available funds to subscribe for the Purchased Shares it is subscribing pursuant to Section 2.2.

6.	COVENANTS.

Each of the Covenantors jointly and severally covenants to the Investors as follows:

6.1.	Use of Proceeds. At least US$45 million of the proceeds from the issuance of the Purchased Shares shall be used by the Group Companies to fund the expansion of the Group Companies’ hotel operations (including but not limited to financing the leasing, renovation and conversion of buildings into hotels and acquisition of existing hotels) with the plan of usage determined at the first board meeting after the Closing, as amended from time to time pursuant to the requirements of the Shareholders’ Agreement, and the remainder of such proceeds shall be used as the general working capital of the Group Companies, including but not limited to the repayment of all amounts due under the Bridge Loan.

6.2.	Qualified Public Offering. Subject to market conditions, the Company shall use its commercially reasonable efforts to consummate a Qualified Public Offering as soon as practicable after the Closing.

6.3.	Business of the Company. The business of the Company shall be restricted to the holding and management of its equity interest in, and certain other assets used by, the other Group Companies.

6.4.	Business of the PRC Subsidiary The business of the PRC Subsidiary (and each direct or indirect subsidiary thereof, whether currently held or to be acquired in the future) shall be restricted to development, lease, operation, franchise and management of hotels in the PRC and any supporting and ancillary services related thereto.

6.5.	Governance of Subsidiaries. All directors of the PRC Subsidiary and any other direct or indirect subsidiary of the Company shall be appointed and removed only by the Company pursuant to action of the Board. Each of the Covenantors shall procure that all corporate actions of the PRC Subsidiary and any direct or indirect subsidiary of the Company shall be pursuant to action of the Board.

6.6.	Equity Compensation. The Company shall not, directly or indirectly, issue Ordinary Shares, share options or other forms of equity interest in a Group Company to employees, directors or consultants except in accordance with the Plan or other equity incentive plans approved by the Board pursuant to the Articles and the Shareholders’ Agreement.

6.7.	Additional Covenants. Except as required by this Agreement, no contract or commitment may be entered into, authorized or approved by a Group Company, in each case, (and each Covenantor shall procure that each direct or indirect subsidiary thereof, whether currently held or to be acquired in the future shall not enter into, authorize or approve any contract or commitment) between the date hereof and the Closing without the prior written consent of the Investors, not to be unreasonably withheld. Notwithstanding the foregoing, the Group Companies may carry on its business in the same manner as heretofore conducted and the Group Companies may enter into, authorize or approve contracts and commitments as long as they are effected in the ordinary course of business and consistent with past practice, and no such prior written consent shall be required in connection therewith, if such transactions are made on an arms-length basis with disinterested third parties and the value of each of such transaction is no greater than US$2,500,000.

6.8.	Compliance with Laws. Each of the Covenantors undertakes that it shall not, and shall not knowingly permit any of the other Group Companies or any director, officer, agent, employee, representative or any other Person associated with or acting for or on behalf of the foregoing to, offer, pay, promise to pay, or authorize the payment of any money, or offer, give a promise to give, or authorize the giving of anything of value, to any Government Official, political party or official thereof or to any candidate for political office (or to any Person where such Group Company, director, officer, agent, employee, representative or other Person knows or is aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, political party, party official, or candidate for political office) in connection with the formation, operation, business or affairs of the Group Companies for the purposes of:

(a)	(x) influencing any act or decision of such Government Official, political party, party official, or candidate in his or its official capacity, (y) inducing such Government Official, political party, party official or candidate to do or omit to do any act in violation of the lawful duty of such Government Official, political party, party official or candidate, or (z) securing any improper advantage, or

(b)	inducing such Government Official, political party, party official, or candidate to use his or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, in order to assist the Group Company in obtaining or retaining business for or with, or directing business to the Group Company.

This Section 6.8 shall not apply to: (i) any reasonable and bona fide expenditure directly related to the promotion, demonstration, or explanation of products or services or to the execution or performance of a Contract with a Government Authority or public international organization; (ii) any payment or gift that would not be prohibited by the laws and regulations of the recipient’s country; or (iii) any facilitating or expediting payment the purpose of which is to expedite or secure the performance of a routine governmental action.

6.9.	Consents and Permits. The Company and the PRC Subsidiary shall, and shall cause the other Group Companies to, use their respective commercially reasonable best efforts to rectify the non-compliance matters disclosed in Section 4.8 of the Disclosure Letter to an extent commensurate with customary industry practices as practiced by other comparable budget hotel operators in the PRC that are listed outside the PRC as soon as practicable.

7.	CONDITIONS TO INVESTORS’ OBLIGATIONS AT THE CLOSING.

The obligation of each Investor to subscribe for the Purchased Shares at the Closing is subject to the fulfillment or valid written waiver signed by the Lead Investor, on or prior to the Closing (unless otherwise indicated below), of the following conditions:

7.1.	Representations and Warranties True and Correct. The representations and warranties made by the Covenantors in Section 4 hereof shall be true and correct when made, and shall be true and correct in all material respects (except for the representations and warranties that contain materiality qualifiers, which shall be true and correct in all respects) as of the Closing Date with the same force and effect as if they had been made on and as of such date (except for any representation or warranty that addresses matters only as of a particular date, which representation or warranty shall be true and correct in all material respects as of such particular date (except for representations and warranties that contain materiality qualifiers, which shall be true and correct in all respects as of such particular date)).

7.2.	Performance of Obligations. Each of the Covenantors shall have performed and complied in all material respects with all agreements, obligations and conditions contained in the Transaction Documents that are required to be performed or complied with by it on or before the Closing.

7.3.	Proceedings and Documents. All corporate approvals and other proceedings in connection with the transactions contemplated hereby and all documents and instruments incidental to such transactions (including those listed in Section 7.3 of the Disclosure Schedule) shall be completed and reasonably satisfactory in substance and form to the Lead Investor, and each Investor shall have received copies of such documents as it may reasonably request.

7.4.	Approvals, Consents and Waivers. Each Group Company shall have obtained any and all approvals, consents and waivers set forth on Section 4.9 of the Disclosure Letter necessary for consummation of the transactions contemplated by this Agreement.

7.5.	No Material Adverse Effect. There has not occurred, since the date hereof, any Material Adverse Effect.

7.6.	Orders and Laws. There has been no Governmental Authority that has, since the date hereof:

(a)	instituted or threatened in writing any action or investigation to restrain, prohibit or otherwise challenge the subscription of the Purchased Shares by the Investors;

(b)	threatened in writing to take any action as a result of or in anticipation of the implementation of such subscription; or

(c)	proposed or enacted any statute or regulation which would prohibit, materially restrict or materially delay implementation of such subscription.

7.7.	Compliance Certificate. The Covenantors shall deliver to each Investor a certificate, dated the Closing Date, signed by a director of the Company, certifying that conditions set forth in Sections 7.1, 7.2, 7.4, 7.5, 7.8 and 7.9 have been fulfilled.

7.8.	Restated Articles. The Restated Articles shall have been duly adopted by the Company by all necessary corporate action of its shareholders.

7.9.	Designation of the Board. The shareholders of the Company shall have passed resolutions to appoint Mr. John Liu to the Board effective immediately after the Closing.

7.10.	Shareholders’ Agreement. The Company shall have delivered to each Investor the Restated Shareholders’ Agreement, in substantially the form attached hereto as Exhibit B, duly executed by the Company and all other parties thereto (other than the Investors).

7.11.	Legal Opinions. The Investor shall have received a PRC legal opinion from Commerce and Finance Law Firm, dated as of the Closing Date, substantially in the form as set out in Exhibit D, a Cayman legal opinion from Maples and Calder, dated as of the Closing Date, substantially in the form as set out in Exhibit E and a Hong Kong legal opinion from O’Melveny & Myers substantially in the form as set out in Exhibit F.

7.12.	Management Rights Letter. The Company shall have delivered to Happy Travel Limited the Management Rights Letter (the “Management Right Letter”), substantially in the form attached hereto as Exhibit G.

7.13.	Side Letter. The Company shall have delivered to each Investor the Side Letter, substantially in the form attached hereto as Exhibit H, duly executed by all parties thereto (other than the Investors).

7.14.	Drag-along and Co-sale Agreement. The Drag-along and Co-sale Agreement, substantially in the form attached hereto as Exhibit I, shall have been duly executed and delivered by the parties thereto (other than Happy Travel Limited).

7.15.	Second Supplemental Indenture and Consent. The Second Supplemental Indenture and Consent, substantially in the form attached hereto as Exhibit J, shall have been duly executed and delivered by the parties thereto.

7.16.	Closing by Other Investors. Each other Investor shall have subscribed for all of its Purchased Shares pursuant to this Agreement.

8.	CONDITIONS TO COMPANY’S OBLIGATIONS AT THE CLOSINGS.

The obligations of the Company under this Agreement with respect to each Investor are subject to the fulfillment or valid written waiver by the Company at or before the Closing of the following conditions:

8.1.	Representations and Warranties. The representations and warranties of the Investor contained in Section 5 hereof shall be true and correct when made, and shall be true and correct as of the Closing Date with the same force and effect as if they had been made on and as of such date (except for any representation or warranty that addresses matters only as of a particular date, which representation or warranty shall be true and correct as of such particular date).

8.2.	Performance of Obligations. The Investor shall have performed and complied in all material respects with all agreements, obligations and conditions contained in the Transaction Agreements that are required to be performed or complied with by it on or before the Closing.

8.3.	Payment of Subscription Price. The Investor shall have delivered to the Company its Subscription Price in accordance with Sections 2 and 3.

8.4.	Shareholders’ Agreement. The Investor shall have executed and delivered to the Company the Restated Shareholders’ Agreement in substantially the form attached hereto as Exhibit B.

8.5.	Side Letter. The Investor shall have executed and delivered to the Company the Side Letter, substantially in the form attached hereto as Exhibit H.

8.6.	Drag-along and Co-sale Agreement. The Drag-along and Co-sale Agreement, substantially in the form attached hereto as Exhibit I, shall have been duly executed and delivered by the parties thereto (other than the Company).

8.7.	Second Supplemental Indenture and Consent. The Second Supplemental Indenture and Consent, substantially in the form attached hereto as Exhibit J, shall have been duly executed and delivered by the parties thereto (other than the Company).

9.	TERMINATION.

9.1.	Effective Date; Termination. This Agreement shall become effective upon execution hereof by all of the parties and shall continue in force until terminated in accordance with this Section 9.

9.2.	Events of Termination. This Agreement may be terminated prior to the Closing as follows:

(a)	in respect of the rights and obligations of any Investor hereunder, at the written election of such Investor given to the Company and the other Investors, if any one or more of the conditions to the obligation of the Investor set forth in Section 7 has not been fulfilled within 30 days after the date hereof, so long as such Investor is not then in breach hereunder;

(b)	in respect of the rights and obligations of any Investor hereunder, at the written election of the Company given to such Investor, if any one or more of the conditions to the obligation of the Company set forth in Section 8 has not been fulfilled with respect to such Investor within 30 days after the date hereof, so long as the Company is not then in breach hereunder; or

(c)	by mutual written consent of the Company and the Lead Investor.

9.3.	Survival. If this Agreement is terminated in accordance with Section 9, it shall become void and of no further force and effect; provided, however, that such termination shall, unless otherwise agreed by the parties, be without prejudice to the rights of any party in respect of a willful breach of this Agreement prior to such termination.

9.4.	Termination Upon Qualified Public Offering. Notwithstanding anything to the contrary contained herein, the provisions in Section 6 shall terminate and be of no further effect after a Qualified Public Offering.

10.	INDEMNIFICATION; SURVIVAL.

10.1.	Indemnification. Subject to the other provisions in this Section 10, the Covenantors (each an “Indemnifying Party”) shall jointly and severally indemnify, defend and hold harmless each Investor and its Affiliates, officers, directors, agents and employees (each an “Indemnified Party”) from and against any and all losses, claims, damages, expenses (including reasonable fees, disbursements and other charges of counsel incurred by any Indemnified Party) or other liabilities incurred by such Indemnified Party arising out of or resulting from: (a) any breach of any representation or warranty made by the Indemnifying Party in this Agreement, or (b) any failure by the Indemnifying Party to comply with any covenant or agreement contained in this Agreement, other than in any event consequential, incidental, special and punitive damages (“Losses”); provided, however, that the Indemnifying Parties’ liability for indemnification of any Loss hereunder shall not apply to the extent that any Indemnified Party’s gross negligence or willful misconduct contributed to such Loss.

10.2.	Survival. The representations, warranties, covenants, agreements, undertakings and indemnities contained in or made pursuant to this Agreement shall survive the Closing for a period ending one month after the audited consolidated financial statements of the Company for the year ended December 31, 2009 prepared in accordance with US GAAP have been provided to the Investors, and shall terminate and be of no further effect thereafter. Any actions for indemnification under Section 10.1 must be asserted in writing to the Company within such period.

10.3.

Third Party Claims. Each Indemnified Party shall, promptly after the receipt of notice of the commencement of any third party claim against such Indemnified Party in respect of which indemnity may be sought from the Indemnifying Parties under this Section 10, notify the Indemnifying Parties in writing of the commencement thereof, stating specifically the basis on which such claim is being made, the material facts related thereto, and the amount of the claim asserted. The Indemnifying Parties shall have the right to assume the defense of such claim at its own expense; provided, however, that the Indemnified Party may, at its own expense, retain separate counsel to participate in such defense. Notwithstanding the foregoing, in any such claim in which both the Indemnifying Parties, on the one hand, and an Indemnified Party, on the other hand, are, or are reasonably likely to become, parties, such Indemnified Party shall have the right to employ separate counsel at the Indemnifying Party’s expense if, in the reasonable opinion of counsel to such Indemnified Party, either (i) one or more defenses are available to the Indemnified Party that are not available to the Indemnifying Parties or (ii) a conflict or potential conflict exists between the Indemnifying Parties, on the one hand, and such Indemnified Party, on the other hand, that would make such separate representation advisable. Each of the Indemnifying Parties agrees that it will not, without the prior written consent of the relevant Indemnified Party, settle, compromise or consent to the entry of any judgment in any pending or threatened claim relating to the matters contemplated hereby (if any Indemnified Party is a party thereto or has been actually threatened to be made a party thereto) unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising or that may arise out of such claim. The Indemnified Party shall not settle, compromise or consent to the entry of any judgment without the consent of the Indemnifying Party.

10.4.	Exclusive Remedy. The sole and exclusive remedy the Indemnified Parties have with respect to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Section 10; provided that nothing in this Section shall restrict or limit any rights that any Indemnified Party may have to seek injunctive relief or specific performance.

10.5.	Limitations. The maximum aggregate liability of the Indemnifying Parties under this Section 10 shall not exceed the Subscription Price the Investors actually paid to the Company. The Indemnifying Parties shall have no liability under this Section 10 until the aggregate amount of Losses incurred by the Indemnified Parties exceeds US$500,000, in which case the Indemnified Parties shall be entitled to indemnification of the amount of the Losses exceeding US$500,000.

10.6.	Payment. At the absolute discretion of the Indemnified Parties, all claims asserted hereunder against the Indemnifying Parties shall be settled by cash or by shares of the Company, if applicable. Any allotment or issuance by the Company hereunder shall be grossed up and shall not have any dilutive effect on the Investors with reference to the then valuation of the Company as determined in good faith by an international investment bank jointly selected by the Indemnifying Parties and the Indemnified Parties.

11.	MISCELLANEOUS.

11.1.	Governing Law. Except with respect to the references in this Agreement to the Securities Act, this Agreement shall be governed by and construed exclusively in accordance with the laws of Hong Kong, without regard to principles of conflicts of law thereunder.

11.2.	Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto whose rights or obligations hereunder are affected by such amendments. Except any assignment by an Investor to its Affiliates, this Agreement and the rights and obligations therein may be not assigned by any Investor without the written consent of the Company. This Agreement and the rights and obligations therein may not be assigned by the Covenantors without the written consent of the Lead Investor.

11.3.

Entire Agreement. This Agreement, the Restated Shareholders’ Agreement, any other Transaction Documents, and the schedules and exhibits hereto and thereto, which are hereby expressly incorporated herein by this reference, constitute the entire understanding and agreement between the parties with regard to the subject matter hereof and thereof; provided, however, that nothing in this Agreement or related agreements shall be deemed to terminate or supersede the provisions of any confidentiality and nondisclosure agreements executed by the parties hereto prior to the date hereof, which agreements shall continue in full force and effect until terminated in accordance with their respective terms.

11.4.	Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party, upon delivery (or when delivery is refused by the recipient); (b) when sent by facsimile at the number set forth on Exhibit A of the Restated Shareholders’ Agreement, upon receipt of confirmation of error-free transmission and subject to the last paragraph of this section; or (c) when sent by next day or second day internationally recognized courier service, upon delivery (or when delivery is refused by the recipient).

Each Person making a communication hereunder by facsimile shall promptly confirm by telephone to the Person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 11.4, by giving the other party written notice of the new address in the manner set forth above.

11.5.	Amendments and Waivers. Any term of this Agreement may be amended only with the written consent of the Company and each Investor. Any amendment or waiver effected in accordance with this Section 11.5 shall be binding upon all parties hereto, and their respective assigns.

11.6.	Delays or Omissions. No delay or omission in exercising any right, power or remedy accruing to any party hereto, upon any breach or default of any other party hereto under this Agreement, shall impair any such right, power or remedy of such party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement or any waiver of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to any party shall be cumulative and not alternative.

11.7.	Finder’s Fees. Each of the parties hereby represents and warrants to the other parties that it has retained no finder or broker in connection with the transactions contemplated by this Agreement and hereby agrees to indemnify and to hold harmless the other parties from and against any liability for any commission or compensation in the nature of a finder’s fee of any broker or other Person or firm (and the costs and expenses of defending against such liability or asserted liability) for which the indemnifying party or any of its employees or representatives are responsible.

11.8.	Fees and Expenses. Each of the parties hereto shall pay all of its own costs and expenses (including all out-of-pocket expenses and third party consulting or advisory expenses) incurred in connection with the negotiation, execution, delivery and performance of this Agreement and other Transaction Documents and the transactions contemplated hereby and thereby (the “Transaction Expenses”); provided that, if the transactions contemplated hereby are consummated at the Closing, the Company shall thereafter pay or reimburse all reasonable Transaction Expenses incurred by the Lead Investor up to a maximum of US$250,000 and the total amount of such Transaction Expenses may be deducted from and deemed as partial payment of the Subscription Price of the Lead Investor, in which case the Lead Investor shall provide the Company with an invoice for such Transaction Expenses within fifteen (15) days after the Closing. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

11.9.	Interpretation; Titles and Subtitles. This Agreement shall be construed according to its fair language. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. Unless otherwise expressly provided herein, all references to Sections and Exhibits herein are to Sections and Exhibits of this Agreement. The parties acknowledge that any Applicable Law that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived. If any claim is made by a party relating to any conflict, omission or ambiguity in the provisions of this Agreement, no presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of any party or its counsel. Unless a provision hereof expressly provides otherwise: (i) the term “or” is not exclusive; (ii) words in the singular include the plural, and words in the plural include the singular; (iii) the terms “herein”, “hereof”, and other similar words refer to this Agreement as a whole and not to any particular section, subsection, paragraph, clause, or other subdivision; (iv) the term ”including” will be deemed to be followed by “, but not limited to,”; (v) the masculine, feminine, and neuter genders will each be deemed to include the others; (vi) the terms “shall”, “will”, and “agrees” are mandatory, and the term “may” is permissive; and (vii) the term “day” means “calendar day.”

11.10.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

11.11.

Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the parties. In such event, the parties shall use best efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement that most nearly effects the parties’ intent in entering into this Agreement.

11.12.	Confidentiality and Non-Disclosure. The parties hereto agree to be bound by the confidentiality and non-disclosure provisions of Section 6 of the Restated Shareholders’ Agreement.

11.13.	Further Assurances. Each party shall from time to time, do, execute, or cause or procure to be made, done and executed such further acts, deeds, conveyances, consents and assurances without further consideration, which may reasonably be requested by another party to effect the transactions contemplated by this Agreement.

12.	DISPUTE RESOLUTION.

12.1.	Dispute Resolution.

(a)	Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved at the first instance through consultation between the parties to such Dispute. Such consultation shall begin immediately after any party has delivered written notice to any other party to the Dispute requesting such consultation.

(b)	If the Dispute is not resolved within thirty (30) days following the date on which such notice is given, the Dispute shall be submitted to arbitration upon the request of any party to the Dispute with notice to each other party to the Dispute (the “Arbitration Notice”).

(c)	The arbitration shall be conducted in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when the Arbitration Notice is submitted in accordance with the said Rules. There shall be three (3) arbitrators appointed in accordance with the Arbitration Rules below.

(d)	The arbitration proceedings shall be conducted in English. The arbitration tribunal shall apply the Arbitration Rules of the United Nations Commission on International Trade Law, as in effect at the time of the commencement of the arbitration.

(e)	Each party to the arbitration shall cooperate with each other party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other party in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such party.

(f)	The arbitrator shall decide any dispute submitted by the parties to the arbitration tribunal strictly in accordance with the substantive laws of Hong Kong and shall not apply any other substantive law.

(g)	Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(h)	The parties to this Agreement agree to the consolidation of arbitrations under the Transaction Documents in accordance with the provisions of this Section12.

(1)	In the event of two or more arbitrations having been commenced under any of the Transaction Documents, the tribunal in the arbitration first filed (the “Principal Tribunal”) may in its sole discretion, upon the application of any party to the arbitrations, order that the proceedings be consolidated before the Principal Tribunal if (1) there are issues of fact and/or law common to the arbitrations, (2) the interests of justice and efficiency would be served by such a consolidation, and (3) no prejudice would be caused to any party in any material respect as a result of such consolidation, whether through undue delay or otherwise. Such application shall be made as soon as practicable and the party making such application shall give notice to the other parties to the arbitrations.

(2)	The Principal Tribunal shall be empowered to (but shall not be obliged to) order at its discretion, after inviting written (and where desired oral) representations from the parties that all or any of such arbitrations shall be consolidated or heard together and/or that the arbitrations be heard immediately after another and shall establish a procedure accordingly. All parties shall take such steps as are necessary to give effect and force to any orders of the Principal Tribunal.

(3)	If the Principal Tribunal makes an order for consolidation, it: (1) shall thereafter, to the exclusion of other arbitral tribunals, have jurisdiction to resolve all disputes forming part of the consolidation order; (2) shall order that notice of the consolidation order and its effect be given immediately to any arbitrators already appointed in relation to the disputes that were consolidated under the consolidation order; and (3) may also give such directions as it considers appropriate (i) to give effect to the consolidation and make provision for any costs which may result from it (including costs in any arbitration rendered functus officio under Section12); and (ii) to ensure the proper organization of the arbitration proceedings and that all the issues between the parties are properly formulated and resolved.

(4)

Upon the making of the consolidation order, any appointment of arbitrators relating to arbitrations that have been consolidated by the Principal Tribunal (except for the appointment of the arbitrator of the Principal Tribunal itself) shall for all purposes cease to have effect and such arbitrators are deemed to be functus officio, on and from the date of the consolidation order. Such cessation is without prejudice to (1) the validity of any acts done or orders made by such arbitrators before termination, (2) such arbitrators’ entitlement to be paid their proper fees and disbursements and (3) the date when any claim or defense was raised for the purpose of applying any limitation period or any like rule or provision.

(5)	The Parties hereby waive any objections they may have as to the validity and/or enforcement of any arbitral awards made by the Principal Tribunal following the consolidation of disputes or arbitral proceedings in accordance with this Section 12 where such objections are based solely on the fact that consolidation of the same has occurred.

(i)	During the course of the arbitration tribunal’s adjudication of the dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

(j)	The award of the arbitration tribunal shall be final and binding upon the parties, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

[— REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK —]

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

THE COMPANY

7 Days Group Holdings Limited

By:	/s/ Zheng Nanyan
Name:	Zheng Nanyan
Title:	Chief Executive Officer

PRC SUBSIDIARY

7 Days Inn (Shenzhen) Co., Ltd.

By:	/s/ Zheng Nanyan
Name:	Zheng Nanyan
Title:	Chief Executive Officer

[SIGNATURE PAGE TO SERIES C PREFERRED SHARE SUBSCRIPTION AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

INVESTORS:

WP RE (CAYMAN) INTERNATIONAL LTD.

By:	/s/ Tara E. O’Neill
Name:	Tara E. O’Neill
Title:	Director

[SIGNATURE PAGE TO SERIES C PREFERRED SHARE SUBSCRIPTION AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

INVESTORS:

HAPPY TRAVEL LIMITED

By:	/s/ Yannick Roussety
Name:	Yannick Roussety
Title:	Director

[SIGNATURE PAGE TO SERIES C PREFERRED SHARE SUBSCRIPTION AGREEMENT]

SCHEDULE 1

INVESTORS AND THEIR PURCHASED SHARES

Investor	Number of Series C Shares Subscribed	Total Subscription Price

Happy Travel Limited	16,564,144	US$	50,000,000

WP RE (Cayman) International Ltd.	4,969,243	US$	15,000,000

TOTAL	21,533,387	US$	65,000,000

SCHEDULE 2

KEY EMPLOYEES

No.	Name of the Employee	Passport/ID No.
1	Zheng Nanyan
2	Lin YueZhou
3	Li Chuntian
4	Huang Ji
5	Han Qiaofan
6	Wu Haibing
7	Xiao Bin
8	Zhou Huaisheng
9	Su Tongmin

EXHIBIT A

DISCLOSURE LETTER

A - 1

EXHIBIT B

RESTATED SHAREHOLDERS’ AGREEMENT

B - 1

EXHIBIT C

RESTATED ARTICLES

C - 1

EXHIBIT D

PRC LEGAL OPINION

D - 1

EXHIBIT E

CAYMAN LEGAL OPINION

E - 1

EXHIBIT F

HONG KONG LEGAL OPINION

F - 1

EXHIBIT G

MANAGEMENT RIGHTS LETTER

G - 1

EXHIBIT H

SIDE LETTER

H - 1

EXHIBIT I

DRAG-ALONG AND CO-SALE AGREEMENT

I - 1

EXHIBIT J

SECOND SUPPLEMENTAL INDENTURE AND CONSENT